UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 24, 2008

Stephen A. Keen
Reed Smith LLP
435 Sixth Avenue
Pittsburg, PA 15219-1886

Re: Mount Vernon Securities Lending Trust— Mount Vernon Securities Lending Prime Portfolio (File No. 811-21824)

Dear Mr. Keen:

Your letter of September 25, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Mount Vernon Securities Lending Trust (the "Trust), on behalf of its series Mount Vernon Securities Lending Prime Portfolio (the "Fund"), and U.S. Bancorp (the "Affiliate"), enter into the arrangement summarized below and more fully described in the letter. The Affiliate is an affiliated person of the Trust as defined in Section 2(a)(3) of the Act.

The Fund is an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that the Fund holds in its portfolio notes (the "Notes") issued by Lehman Brothers Holdings Inc. ("Lehman"). Lehman obtained an order for relief under the Bankruptcy Code on September 15, 2008, which is an Event of Insolvency under Rule 2a-7(a)(11) of the Act (with reference to rule 5b-3(c)(2) under the Act). You also state that the Fund has a $557 million receivable (the "Receivable") representing the proceeds from the redemption of 557 million shares at $1.00 per share of the Primary Fund (the "Primary Fund"), a series of The Reserve Fund. You state further that the Fund has not received payment for its redemption of Primary Fund shares when due, and the Primary Fund's NAV per share subsequent to the Fund's redemption request has dropped below $1.00 per share. You state further that the Trust's Board of Trustees (the "Board"), including a majority of the trustees who are not interested persons as that term is defined in Section 2(a)(19) of the Act, have determined that, due to unfavorable general market conditions, it would not be in the interests of the Fund to sell the Notes or the Receivable at this time.

You state that in order to limit the potential losses that the Fund may incur upon the ultimate disposition of the Notes[4] or the Receivable, the Fund and the Affiliate seek to enter into a capital support agreement (the "Agreement"), a form of which was provided to the staff. You state that the Affiliate would be obligated to make a cash contribution to the Fund under the Agreement in any of the following circumstances (each, a "Note Contribution Event"): (i) any sale of the Notes by the Fund for cash in an amount less than the amortized cost value of the Notes; (ii) receipt of a final payment on the Notes in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging Lehman from liability for the Notes and providing for payments in an amount less than the amortized cost value of the Notes; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Notes if the amortized cost value of the new securities is less than the amortized cost value of the Notes exchanged or replaced. You state further that the Affiliate would be obligated to make a cash contribution to the Fund under the Agreement in any of the following circumstances (each, a "Receivable Contribution Event"): (i) receipt of payment in cash for all or any portion of the Receivable that is less than the face amount of the Receivable; (ii) receipt of payment in kind of all or any portion of the Receivable that is less than the face amount of the Receivable; (iii) sale of the Receivable for an amount less than the face amount of the Receivable; and (iv) sale of the Receivable for any other security the market value of which is less than the face amount of the Receivable..

You represent with respect to the Agreement that:

(i) The Agreement would obligate the Affiliate upon the occurrence of a Note Contribution Event to make a cash contribution to the Fund in an amount

[4] You state that the term Notes includes certain securities received in exchange for or as a replacement of the Lehman Notes.

sufficient to restore the Fund's net asset value per share to the minimum permissible net asset value specified in the Agreement;

(ii) The Agreement would obligate the Affiliate upon the occurrence of a Receivable Contribution Event to make a cash contribution to the Fund (up to the maximum amount in the Agreement) in an amount sufficient to restore the Fund's net asset value per share to the minimum permissible net asset value specified in the Agreement;

(iii) The Agreement would be entered into at no cost to the Fund, and the Affiliate would not obtain any shares from the Fund in exchange for its contribution;

(iv) The Fund will sell all the Notes it holds promptly on the business day immediately prior to the termination date of the Agreement, if such sale would trigger a cash contribution under the Agreement;

(v) If the Agreement is deemed to be a security within the meaning of Section 2(a)(36) of the Act, it would be an Eligible Security as defined in rule 2a-7 because the Affiliate's obligations are First Tier Securities;

(vi) The Board's delegate, in accordance with rule 2a-7(c)(3)(i), has determined that the Agreement presents minimal credit risks with respect to the Fund; and

(vii) The Board has reviewed and approved the Agreement and has determined that entering into the Agreement is in the best interests of the Fund and its shareholders.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act, or the rules thereunder, if the Fund and the Affiliate enter into the arrangement summarized above and more fully described in your letter.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,

Dalia Osman Blass
Senior Counsel

5 This letter confirms oral no-action relief provided by the undersigned to Stephen A. Keen on September 25, 2008.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

ReedSmith

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886
+1 412 288 3131
Fax +1 412 288 3063

Stephen A. Keen
Direct Phone: +1 412 288 1567
Email: skeen@reedsmith.com

September 25, 2008

Investment Company Act of 1940—
Sections 12(d)(3), 17(a)(1), and 17(d)

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission (SEC)
100 F Street, N.E.
Washington, DC 20549

Re:

Dear Mr. Plaze:

We are writing on behalf of U.S. Bancorp (the "Affiliate"), an affiliated person of Mount Vernon Securities Lending Trust, a Delaware statutory trust, on behalf of its series Mount Vernon Securities Lending Prime Portfolio (the "Fund"). We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Commission under Sections 12(d)(3), 17(a)(1) or 17(d) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Affiliate enter into the arrangement described below.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund, as a money market fund, seeks to maintain a stable net asset value per share of $1.00, and uses the amortized cost method of valuation in valuing its portfolio securities. The Affiliate is a financial holding company that is the ultimate parent of the Fund's investment adviser. The Affiliate has received ratings in the highest short-term rating category from all nationally recognized statistical rating organizations that rate its obligations.

The Fund holds notes (the "Notes") issued by Lehman Brothers Holdings, Inc. (Lehman). Lehman obtained an order for relief under the Bankruptcy Code on September 15, 2008, which is an Event of Insolvency under Rule 2a-7(a)(11). The Fund also has a $557,000,000 receivable representing the proceeds from the redemption of 557,000,000 shares of the Primary Fund, a series of The Reserve Fund ("Primary Fund") at $1.00 per share (the "Receivable"); the Fund has not received payment for its redemption of Primary Fund shares when due, and the Primary Fund's NAV per share subsequently has dropped below $1.00. The Fund's board of trustees (the "Board"), including a majority of the trustees who are not "interested persons" as that term is defined in Section 2(a)(19) of the 1940 Act, have determined that, due to unfavorable general market conditions, it currently is not in the interest of the Funds to sell the Notes or the Receivable.

To limit the potential losses that the Fund may incur upon the ultimate disposition of the Notes or the Receivable, the Affiliate proposes to enter into a Support Agreement (the "Agreement"), at no cost to the Fund, that would prevent any losses realized on the Notes (collectively with any notes received in exchange for the Notes that do not qualify as "Eligible Securities" under Rule 2a-7, "Eligible

Notes"), or losses with respect to the Receivable, from causing the Fund's market based net asset value per share ("NAV") to deviate from $1.00 by more than the amount specified in the Agreement (the "Minimum Permissible NAV"). Generally, upon a sale or other ultimate disposition of an Eligible Note or Receivable, or receipt of payment on the Receivable that is less than the face amount of the Receivable,[1] the Agreement would obligate the Affiliate to make a cash contribution to a Fund (up to the losses incurred upon such disposition) sufficient to restore the Fund's NAV to the Minimum Permissible NAV, provided that, in the case of a contribution required by the failure to receive full payment on the Receivable, the contribution would not exceed the Maximum Contribution Amount (as defined in the Agreement). The Affiliate would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not to include it in any dividends or distributions.

The Agreement will be in the form that you have previously reviewed. Any securities received in exchange for the Notes that qualify as Eligible Securities under Rule 2a-7 (or any Notes that qualify again as Eligible Securities) will not be subject to the Agreement. The Fund will not sell the Receivable other than for cash or Eligible Securities as defined in Rule 2a-7(a)(10). The Agreement will terminate on March 15, 2009. The Agreement will terminate if the Affiliate's obligations would no longer qualify as a First Tier Security under Rule 2a-7(a)(12). The Fund is obligated to sell any remaining Eligible Notes and the Receivable (a) if, following any downgrading of the Affiliate's credit ratings, the Affiliate's obligations would no longer qualify as First Tier Securities, or (b), in any event, prior to the termination of the Agreement, provided that, in either case, the sale would require the Affiliate to make a payment to the Fund.

The Board has been presented with and reviewed a draft form of the Agreement. In addition, the Board has reviewed the deviation between the Fund's market value and its amortized cost value per share. The Board has determined that disposal of the Notes in the current market would not be in the best interests of the Fund, and that the proposed transaction is in the best interests of the Fund and its shareholders. In addition, the Board's delegate has determined that the Affiliate's debt obligations are Eligible Securities as defined in Rule 2a-7(a)(10); and that the Affiliates debt obligations present minimal credit risks under Rule 2a-7(3)(c)(i). Accordingly, the Board has authorized the proposed transaction as an appropriate response to the current deviation from the amortized cost value.

The Affiliate is an "affiliated person" or an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because it is the ultimate parent company of the investment adviser to the Fund. The issuance of the Agreement to the Fund may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any security or other property to the investment company. The proposed arrangement may also fall within Section 17(d) of the 1940 Act,

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1 Contributions with respect to the Eligible Notes may be required under the Agreement in the event of (i) a sale of the Eligible Notes, (ii) receipt of final payment on the Eligible Notes, (iii) a court order discharging liability for the Eligible Notes and (iv) an exchange of the Eligible Notes for other Eligible Securities, in each case where the amount of payments received and/or the market value of the Eligible Securities received is less than the amortized cost value of the Eligible Notes.

Contributions with respect to the Receivable may be required under the Agreement in the event of (i) receipt of payment in cash of all or any portion of the Receivable, (ii) receipt of payment in kind of all or any portion of the Receivable, (iii) a sale of the Receivable, and (iv) a sale of the Receivable for other any other security, in each case where the amount of the payment received and/or the market value of securities received is less than the amortized cost value of the Receivable or any portion of the Receivable.

which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to affect any transaction in which such registered investment company is a joint, or joint and several participant, with such person.

The Affiliate's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The issuance of the Agreement by the Affiliate to the Fund may be therefore be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase any security issued by, or any other interest in the business of, any person who acts as a broker, dealer or registered investment adviser. The Funds could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund' investment adviser.

On behalf of the Fund and the Affiliate, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund or the Affiliate under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act if the Affiliate and the Fund enter into the Agreement as described above.

If you have any questions or other communications concerning this matter, please call the undersigned at (412) 288-1567.

Very truly yours,

Stephen A. Keen
Reed Smith LLP

SAK:mr

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